SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                Form 40-F    X

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No    X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), Form S-8 No. 333-13846 (Canadian Pacific Railway Limited), and Form S-3 No. 2-98605 (Canadian Pacific Railway Company).

SIGNATURES
NEWS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: December 2, 2003		Signed:	Robert V. Horte

	By:	Name: Title:	Robert V. Horte Senior Assistant Corporate Secretary

For Immediate Release, December 2, 2003 — Please note media conference call details below

CANADIAN PACIFIC RAILWAY BRINGS IBM ON BOARD
TO MANAGE COMPUTING INFRASTRUCTURE

7-year $200-million agreement to deliver innovation and cost savings

CALGARY, AB (December 2, 2003) — Canadian Pacific Railway (TSX/NYSE: CP) and IBM Canada Ltd. today announced a seven-year agreement valued at approximately $200-million under which IBM will operate and enhance the railway’s computing infrastructure. The companies said the arrangement is also intended to increase innovation in the railway’s computing environment, generating cost savings, higher productivity and enhanced services for rail customers.

IBM will provide a cost-competitive, secure computing infrastructure that includes servers, storage and emergency recovery planning. The contract also enables CPR to benefit from innovative technology and business processes and applications developed at IBM’s Centre for Transportation Innovation in Boulder, Colorado.

Rob Ritchie, President and Chief Executive Officer of CPR, said: “IBM’s successful track record with major outsourcing relationships was a key factor in our decision to select the world’s largest technology company as CPR’s outsourcing partner.”

“This contract gives CPR the benefit of a strategic partner whose core competencies include building, maintaining and enhancing the computing infrastructure needed to make smart, cost-effective and customer-focused decisions,” Mr. Ritchie said. “This supports our efforts to continue developing an industry-leading scheduled railway operation that creates sustainable value for our customers and for our shareholders.”

CPR’s mainframe and data facilities in Calgary and Toronto will migrate to IBM facilities in the two cities. Approximately 100 CPR employees, who perform work covered by the new agreement, will become IBM employees.

“With this agreement, IBM will use technology innovation to deliver cost savings and new business opportunities to CPR to enhance services for their customers,” said IBM Canada President Ed Kilroy. “We will draw upon our vast industry expertise at our Centre for Transportation Innovation to find new solutions that make it easier for CPR to do business and that strengthen its competitive advantage.”

The IBM Centre for Transportation Innovation leverages the expertise of experienced architects, developers, programmers and testers who have access to IBM’s technical knowledge, deep industry expertise and skills worldwide. Initially, IBM will look at developing innovative solutions to make it even easier to transport goods via rail.

As a 24-hour-a-day, 7-day-a-week business, CPR relies heavily on its computing infrastructure to schedule all components of its operations. Computer applications map out complex interconnections of freight cars, locomotives, facilities, track and train crews to meet more than 10,000 individual customer service commitments every day. CPR uses intricate automated traffic forecasting systems, determines car routings and yard workloads using bypass and circuitry analysis software, and generates time-distance diagrams to examine track capacity.

In total, about 2.5 trillion bytes of data move across CPR’s information systems every day – equivalent to about 2,500 copies of the 40-volume Encyclopedia Britannica.

About Canadian Pacific Railway

Canadian Pacific Railway, recognized internationally for its scheduled railway operations, is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centers of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico.

About IBM Global Services

IBM Global Services is the world’s largest information technology services and consulting provider, generating over US$36 billion in 2002. Approximately 180,000 professionals serve customers in more than 160 countries, providing the entire spectrum of customers’ e-business needs — from the business transformation and industry expertise of IBM Business Consulting Services to hosting, infrastructure, technology design and training services. IBM Global Services delivers integrated, flexible and resilient processes — across companies and through business partners — that enable customers to maximize the opportunities of an on-demand business environment.

Please note — a media conference call to discuss this announcement with Ed Kilroy, President, IBM Canada, and Allen Borak, Vice-President, Information Services, CPR, will take place at 11:00-11:30 a.m. Mountain time/1:00-1:30 p.m. Eastern time.

Media Conference Call Details:
Calgary: 1-403-705-1240
Toll Free in North America: 1-877-313-3383

A Photo of Ed Kilroy, President, IBM Canada, and Robert J. Ritchie, President and Chief Executive Officer, CPR, will also be available at approximately 4:00 p.m. Mountain time/6:00 p.m. Eastern time via Canada Newswire.

Contacts:

Media:	Investment Community:
Catherine Melville	Paul Bell, Vice-President, Investor Relations
IBM Canada Ltd.	Canadian Pacific Railway
416-490-5765	403-319-3591
cmelvill@ca.ibm.com	investor@cpr.ca

Len Cocolicchio
Canadian Pacific Railway
403-319-7591
len_cocolicchio@cpr.ca